UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 12, 2024, VinFast Auto Ltd. (the “Company”, “our”, “us” or “we”) announced its intention to reorganize certain of its subsidiaries to create a leaner structure, enhance operational efficiency and achieve strategic alignment across the VinFast group. In addition, the Company announced additional financial support from its major shareholders and the recapitalization of its key subsidiary to facilitate long-term growth.

Internal reorganization of the group companies under VinFast Trading and Production JSC (“VFTP”)

Under the reorganization plan, a new Vietnam-incorporated company, VinFast Investment and Development Joint Stock Company (“VFDI”) will be spun off from VFTP (the “Spin-Off”), thereafter existing as a new direct subsidiary of the Company to hold certain of the VinFast group’s international subsidiaries. In particular, VFDI will hold a 99.3% interest in Vingroup Investment Vietnam JSC, which in turn will wholly own VinFast France S.A.S, VinFast Auto Canada Inc., VinFast Netherlands B.V, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH.

VFTP, a Vietnam-incorporated company, will continue to be a direct subsidiary of the Company and will hold the VinFast group’s EV manufacturing business in Vietnam. In addition, VFTP will hold a 99.5% ownership interest in VinFast Commercial and Services Trading Limited Liability Company, as well as 99.8% interest in VinEG Green Energy Solution JSC.

The reorganization is an internal exercise, and the Company will maintain its majority ownership of all of its current subsidiaries. Completion of this internal reorganization is subject to obtaining the necessary regulatory approvals.

Shareholder Funding

To support the continued business growth of the Company, one of our major shareholders, Vingroup Joint Stock Company, intends for it and its subsidiaries (collectively, “Vingroup”) to provide our subsidiaries incorporated in Vietnam with up to VND35 trillion (US$1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursements will be subject to our needs and Vingroup having sufficient financial resources.

In addition, our Founder and Chief Executive Officer, Mr. Pham Nhat Vuong (“Mr. Pham”), and his associated companies intend to provide up to VND50 trillion (US$2.1 billion) in free grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount.

Recapitalization of VFTP

Vingroup intends to make additional capital contributions into VFTP by converting up to VND80 trillion (US$3.3 billion) of loans extended by Vingroup to VFTP into an expected total number of up to 8,000,000,000 preference shares issued by VFTP (the “New VFTP Preference Shares”) during a period of 24 months from November 12, 2024. The amount and timing of each conversion will be determined by mutual agreement between VFTP and Vingroup.

The New VFTP Preference Shares will be transferable, non-redeemable, carry no voting rights and entitle the holders to an annual fixed dividend, which will be 12% of the share subscription price for New VFTP Preference Shares issued during the fourth quarter of 2024 (the “Tranche 1 New VFTP Preference Shares”) and for New VFTP Preference Shares issued after that will be determined based on market conditions but in any case, will be no less than the average borrowing interest rate incurred by Vingroup at the time of the issuance. At any time, holders of the New VFTP Preference Shares may elect to convert the New VFTP Preference Shares into ordinary shares of VFTP at a pre-determined conversion ratio based on the valuation of VFTP conducted by an independent valuer prior to the issuance of the Tranche 1 New VFTP Preference Shares. If the New VFTP Preference Shares are transferred to the Company, the New VFTP Preference Shares shall be automatically converted into ordinary shares of VFTP at a conversion ratio of 1:1. Holders of the New VFTP Preference Shares will not have the right to attend VFTP general meetings of shareholders or nominate individuals to the VFTP board of directors or supervisory board. Payment of the dividends will only be made in a given year if (i) VFTP has positive net retained earnings (after deducting all dividend payments made in that year), and (ii) the payment of such dividends does not breach any other obligations of VFTP. The timing of the payment of any such dividends will be determined by VFTP shareholders.

Share exchange agreements

Vingroup currently holds 7,856,684,290 preference shares in the capital of VFTP. As part of the Spin-Off, the capital amount corresponding to such preference shares will be allocated between VFTP and VFDI so that upon completion of the Spin-Off, Vingroup will hold: (a) 7,730,749,709 preference shares in the capital of VFTP (“VFTP Preference Shares”); and (b) 125,934,581 preference shares in the capital of VFDI (the “VFDI Preference Shares” and, together with VFTP Preference Shares, the “Existing Preference Shares”) ..

The Company intends to enter into a series of share exchange agreements in respect of 5,278,468,268 of the Existing Preference Shares (“Existing Exchangeable Preference Shares”) and the New VFTP Preference Shares (the “VFVN Exchangeable Preference Shares”) to provide Vingroup the right, but not the obligation, to request that the Company exchange any amount of VFVN Exchangeable Preference Shares then held by Vingroup for (a) ordinary shares of the Company (“VFSG Shares”) or (b) cash equal to the net proceeds received by the Company from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of our ordinary shares necessary to cover any shortfall relative to the exchange number of shares.

The number of VFSG Shares to be issued shall be equal to the number of VFVN Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (“Exchange Rate”) and rounded down to the nearest whole number. For 105,096,876 Existing Exchangeable Preference Shares issued to Vingroup in relation to the capital contribution using the net proceeds received from the issuance of certain exchangeable bonds due 2027 pursuant to the subscription agreements between the Company, Vingroup and certain investors dated 29 April 2022 and 4 June 2022 (“Existing EB Preference Shares”), the Exchange Rate shall be 1.7 Existing EB Preference Shares for each VFSG Share. For Existing Exchangeable Preference Shares other than the Existing EB Preference Shares, the Exchange Rate shall be 24.0 Existing Exchangeable Preference Shares for each VFSG Share. For New VFTP Preference Shares, the Exchange Rate shall be 14.3 New VFTP Preference Shares for each VFSG Share. In all cases, the Exchange Rates shall be subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions.

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,260 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be at any particular rate or at all.

Forward-Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (ii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iii) risks associated with the Company’s limited operating history, (iv) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (v) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (vi) risks associated with being a new entrant in the EV industry, (vii) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (viii) the Company’s ability to successfully introduce and market new products and services, (ix) competition in the automotive industry, (x) the Company’s ability to adequately control the costs associated with its operations, (xi) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xiii) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xiv) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xv) the demand for, and consumers’ willingness to adopt, EVs, (xvi) the availability and accessibility of EV charging stations or related infrastructure, (xvii) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xviii) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xix) the risk of battery pack failures in the Company or its competitor’s EVs, (xx) risks related to the failure of the Company’s business partners to deliver their services, (xxi) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxii) the risk that the Company’s research and development efforts may not yield expected results, (xxiii) risks associated with autonomous driving technologies, (xxiv) product recalls that the Company may be required to make, (xxv) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxvi) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxvii) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxviii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: November 12, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director